UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

POWER-ONE, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

739308104
(CUSIP Number)

Colin W. Dunn, Vice President
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey  07302
(201) 432-0463
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

1	NAME OF REPORTING PERSONS Bel Fuse Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY ☐
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,297,605 *
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,297,605 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,297,605 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

* As of June 12, 2009, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 4,297,605 shares of common stock of Power-One, Inc. (the “Company”).  Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel”).  Bel shares voting and dispositive power over all securities of the Company held by Bel Ventures.

1	NAME OF REPORTING PERSONS Bel Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,297,605 *
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,297,605 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,297,605 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

* As of June 12, 2009, Bel Ventures Inc., a Delaware corporation (“Bel Ventures”), held 4,297,605 shares of common stock of Power-One, Inc. (the “Company”).  Bel Ventures is a wholly-owned subsidiary of Bel Fuse Inc., a New Jersey corporation (“Bel”).  Bel shares voting and dispositive power over all securities of the Company held by Bel Ventures.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D filed with the Securities and Exchange Commission by Bel Fuse Inc. (“Bel”) and its Bel Ventures Inc. subsidiary (“Bel Ventures”) on February 25, 2008 and amended on March 12, 2008, June 16, 2008, October 10, 2008, November 4, 2008 and April 29, 2009 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

Based upon information set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2009, there were 87,973,870 Shares outstanding as of May 1, 2009. As of June 12, 2009, Bel Ventures directly owned, and Bel beneficially owned, an aggregate of 4,297,605 Shares, or 4.9% of the outstanding Shares.

Bel and Bel Ventures share the power to vote or to direct the vote and the power to dispose or to direct the disposition of all 4,297,605 Shares owned directly by Bel Ventures and beneficially by Bel.

Since the most recent filing on Schedule 13D, Bel Ventures effected the following transactions in Shares.

Date	Quantity	Price Per Share	Type of Transaction

05/26/2009	109,227	$1.5531	Open Market Sale
05/27/2009	390,141	$1.5988	Open Market Sale
05/28/2009	22,188	$1.5500	Open Market Sale
06/04/2009	90,627	$1.5522	Open Market Sale
06/05/2009	100,868	$1.5500	Open Market Sale
06/12/2009	2,328,342	$1.5530	Open Market Sale

Except for the transactions listed above, neither Bel nor Bel Ventures, nor any person or entity controlled by Bel or Bel Ventures, effected transactions in Shares since the most recent filing on Schedule 13D.

As of June 12, 2009, Bel Ventures and Bel ceased to beneficially own more than 5% of the outstanding Shares.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

1.	Joint Filing Agreement, dated June 16, 2009, between Bel Fuse Inc. and Bel Ventures Inc.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2009	BEL FUSE INC.

	By:	/s/ Daniel Bernstein
	Name:	Daniel Bernstein
	Title:	President

BEL VENTURES INC.

By:	/s/ Daniel Bernstein
Name:	Daniel Bernstein
Title:	President

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that Amendment No. 6 to the Statement on Schedule 13D to which this Joint Filing Statement is attached as an exhibit is filed on behalf of each of them in the capacities set forth below.

Dated: June 16, 2009	BEL FUSE INC.

	By:	/s/ Daniel Bernstein
	Name:	Daniel Bernstein
	Title:	President

BEL VENTURES INC.

By:	/s/ Daniel Bernstein
Name:	Daniel Bernstein
Title:	President